SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

X -   Form 10QSB

For period ending April 30, 1997

                                     PART I
                             REGISTRANT INFORMATION

Developed Technology Resource, Inc.
7300 Metro Blvd., Suite 550
Edina, MN  55439
                                     PART II
                             RULE 12B-25(b) AND (c)

X - (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                                    PART III
                                    NARRATIVE

As a result of the API transaction disclosed in the March 1997 8-K filing, the company has been unable to finalize the treatment of assets contributed by the respective partners prior to the filing period. The company anticipates that the 10QSB will be filed with the SEC within the extension period.

                                     PART IV
                                OTHER INFORMATION

(1)  Contact:  Lydia L. Bauer, CFO                               (612)820-0022

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                     X - Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                X - No
                                    John Hupp

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

June 16, 1997                                By /s/ Lydia L. Bauer
                                             --------------------------
                                             (Lydia L. Bauer
                                             Chief Financial Officer)